

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 29, 2007

William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.
33 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

Re: **Card Activation Technologies, Inc.**
        Amendment No. 3 to Registration Statement on Form SB-2
        File no. 333-439677
        As amended on May 21, 2007
        Amendment No. 1 to Registration Statement on Form 10-SB
        File no. 0-52556
        As amended on May 21, 2007

Dear Mr. Williams:

        We have reviewed the above referenced filings and have the following further comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

If the IRS determines that the spin off does not qualify…, page 9

1.   We note your response to prior comment 3. In light of your response and added disclosure, inclusion of a risk factor on the tax consequences of the spin off to investors does not seem appropriate. Your added disclosure makes clear that the spin off is a taxable event but the total tax liability to investors is immaterial. As a result, there is not material risk to investors. If true, please remove this risk factor and include a brief discussion of the tax consequences of the spin off later in your document under "The Spin Off." When including this later discussion, make clear that the spin off is a taxable transaction to investors (currently, the heading of the risk factor implies that the spin off may not be a taxable transaction because the IRS has yet to make a determination), but the financial consequences to investors are not expected to be material.

Possibility of Contingent Liability and SEC Violation, page 11

2.   We note your response to prior comment 2. Please revise the heading to make clear that the potential violation is not a SEC violation but a potential violation of the federal securities laws. In addition, remove your characterization of the potential violation as a "technical violation of federal securities laws." Expand the disclosure to make clear that the company failed to inform investors of the terms of the spin off through the distribution of an information statement prior to distributing the shares in the spin off.

Listing and Trading of Our Common Stock, page 16

3.   We note your response to prior comment 6. Please note that an issuer is not permitted to file a Form 211 with the OTCBB. Only market makers may apply to the OTCBB to have an issuer's securities approved for quotation. Therefore, the last sentence of your added disclosure indicating that management will file a Form 211 with the OTCBB following effectiveness is not accurate. Please revise accordingly.

Legal Proceedings, page 19

4.   We note your response to prior comment 8. Please further revise your disclosure to identify the infringer who has taken a license under the patent.

Form 10-SB

5.   Please revise your Form 10-SB to comply with the above comments.

****

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,



Larry Spirgel
Assistant Director

cc: Joseph I Emas, Esq.
Via facsimile (305) 531-1274